VIA EDGAR

October 6, 2020

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs, Esq.

Re:	Global Blue Group Holding AG
Registration Statement on Form F-1
File No. 333-248927

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Global Blue Group Holding AG (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on October 8, 2020, or as soon as possible thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until our counsel indicated below speaks with you on that date.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862 or, in her absence, Ken Wallach of the same firm at (212) 455-3352, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.

[Signature Page Follows]

Very truly yours,

GLOBAL BLUE GROUP HOLDING AG

By: /s/ Jeremy Henderson-Ross

       Name: Jeremy Henderson-Ross

       Title: General Counsel and Company Secretary

cc:	Simpson Thacher & Bartlett LLP
Kenneth B. Wallach, Esq
Xiaohui (Hui) Lin, Esq.